Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	2015	2014	2013	2012	2011
Income from continue operations before income taxes	$292	$260	$368	$364	$306
Fixed charges	129	140	155	141	143
Distributed income of equity investees	16	16	10	3	4
	437	416	533	508	453
Less preference security dividend requirements		5	37	36	43
Earnings	$437	$411	$496	$472	$410

Interest	$113	$118	$99	$84	$79
Interest element of rentals	16	17	19	21	21
Preference security dividend requirements		5	37	36	43
Fixed charges	$129	$140	$155	$141	$143

Ratio of earnings to fixed charges	3.39	2.94	3.20	3.35	2.87